Exhibit 99.2

Press Release

Descartes Announces Fiscal 2026 Second Quarter Financial Results

Record Revenues and Income from Operations

WATERLOO, Ontario and ATLANTA, Georgia, September 3, 2025 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2026 second quarter (Q2FY26). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

"Our business performed consistent with our plans in Q2FY26, despite very challenging market conditions for global trade," said Edward J. Ryan, Descartes' CEO. "Our customers continue to face uncertainty in the costs of sourcing and moving goods across borders. This has also impacted their ability to make pricing and investment decisions in an uncertain economic environment. For our customers, Descartes is a trusted provider to help them deal with the complexity of changes in trade relationships, tariffs, sanctions and modes of transportation. Descartes' Global Logistics Network of technology and connected parties continues to be relied on by shippers, carriers, and logistics services providers to keep goods moving.”

Q2FY26 Financial Results

As described in more detail below, key financial highlights for Descartes’ Q2FY26 included:

●	Revenues of $179.8 million, up 10% from $163.4 million in the second quarter of fiscal 2025 (Q2FY25) and up 7% from $168.7 million in the previous quarter (Q1FY26);
●	Revenues were comprised of services revenues of $166.8 million (93% of total revenues), professional services and other revenues of $12.8 million (7% of total revenues) and license revenues of $0.2 million (less than 1% of total revenues). Services revenues were up 14% from $146.2 million in Q2FY25 and up 7% from $156.6 million in Q1FY26;
●	Cash provided by operating activities of $63.3 million, up 82% from $34.7 million in Q2FY25 and up 18% from $53.6 million in Q1FY26. Cash provided by operating activities was impacted by the following: (i) in Q2FY26 by the payment of $5 million in personnel departure amounts; and (ii) in Q2FY25 by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition;
●	Income from operations of $48.2 million, up 5% from $45.9 million in Q2FY25 and up 4% from $46.2 million in Q1FY26;
●	Net income of $38.0 million, up 10% from $34.7 million in Q2FY25 and up 5% from $36.2 million in Q1FY26. Net income as a percentage of revenue was 21%, consistent with Q2FY25 and Q1FY26;
●	Earnings per share on a diluted basis of $0.43, up 7% from $0.40 in Q2FY25 and up 5% from $0.41 in Q1FY26, respectively; and
●	Adjusted EBITDA of $80.2 million, up 14% from $70.6 million in Q2FY25 and up 7% from $75.1 million in Q1FY26. Adjusted EBITDA as a percentage of revenues was 45%, compared to 43% and 45% in Q2FY25 and Q1FY26, respectively.

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Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY26	Q1 FY26	Q4 FY25	Q3 FY25	Q2 FY25
Revenues	179.8	168.7	167.5	168.8	163.4
Services revenues	166.8	156.6	156.5	149.7	146.2
Gross margin	77%	76%	76%	74%	75%
Cash provided by operating activities*	63.3	53.6	60.7	60.1	34.7
Income from operations	48.2	46.2	47.1	45.8	45.9
Net income	38.0	36.2	37.4	36.6	34.7
Net income as a % of revenues	21%	21%	22%	22%	21%
Earnings per diluted share	0.43	0.41	0.43	0.42	0.40
Adjusted EBITDA	80.2	75.1	75.0	72.1	70.6
Adjusted EBITDA as a % of revenues	45%	45%	45%	43%	43%

(*) Cash provided by operating activities was impacted by the following: (i) in Q2FY26 by the payment of $5 million in personnel departure amounts; and (ii) in Q2FY25 by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2025 (1HFY26) included:

●	Revenues of $348.6 million, up 11% from $314.8 million in the same period a year ago (1HFY25);
●	Revenues were comprised of services revenues of $323.4 million (93% of total revenues), professional services and other revenues of $24.6 million (7% of total revenues) and license revenues of $0.6 million (less than 1% of total revenues). Services revenues were up 14% from $284.1 million in 1HFY25;
●	Cash provided by operating activities of $116.9 million, up 19% from $98.4 million in 1HFY25. Cash provided by operating activities was impacted by the following: (i) in 1HFY26 by the payment of $5 million in personnel departure amounts; and (ii) in 1HFY25 by the payment of $25.0 million in contingent

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acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition;

●	Income from operations of $94.4 million, up 7% from $88.2 million in 1HFY25;
●	Net income of $74.3 million, up 7% from $69.3 million in 1HFY25. Net income as a percentage of revenues was 21%, compared to 22% in 1HFY25;
●	Earnings per share on a diluted basis of $0.85, up 6% from $0.80 in 1HFY25; and
●	Adjusted EBITDA of $155.3 million, up 13% from $137.6 million in 1HFY25. Adjusted EBITDA as a percentage of revenues was 45%, compared to 44% in 1HFY25.

The following table summarizes Descartes’ results in the categories specified below over 1HFY26 and 1HFY25 (unaudited, dollar amounts in millions):

	1HFY26	1HFY25
Revenues	348.6	314.8
Services revenues	323.4	284.1
Gross margin	77%	76%
Cash provided by operating activities*	116.9	98.4
Income from operations	94.4	88.2
Net income	74.3	69.3
Net income as a % of revenues	21%	22%
Earnings per diluted share	0.85	0.80
Adjusted EBITDA	155.3	137.6
Adjusted EBITDA as a % of revenues	45%	44%

* Cash provided by operating activities was impacted by the following: (i) in 1HFY26 by the payment of $5 million in personnel departure amounts; and (ii) in 1HFY25 by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition

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Cash Position

At July 31, 2025, Descartes had $240.6 million in cash. Cash increased by $64.2 million in Q2FY26 and increased by $4.5 million in 1HFY26. The table set forth below provides a summary of cash flows for Q2FY26 and 1HFY26 in millions of dollars:

	Q2FY26	1HFY26
Cash provided by operating activities	63.3	116.9
Additions to property and equipment	(1.2)	(3.1)
Acquisitions of subsidiaries, net of cash acquired	(2.3)	(114.6)
Issuances of common shares, net of issuance costs	4.8	8.4
Payment of withholding taxes on net share settlements	-	(6.5)
Payment of contingent consideration	(1.2)	(1.2)
Effect of foreign exchange rate on cash	0.8	4.6
Net change in cash	64.2	4.5
Cash, beginning of period	176.4	236.1
Cash, end of period	240.6	240.6

Acquisition of PackageRoute

On June 18, 2025, Descartes acquired all of the shares of PackageRoute Holdco, Inc., a leading provider of final-mile carrier solutions. The purchase price for the acquisition was approximately $1.9 million, net of cash acquired, which was funded from cash on hand.

Acquisition of Finale

On August 1, 2025, Descartes acquired all of the shares of Finale, Inc., a U.S.-based provider of cloud-based inventory management solutions designed to support ecommerce businesses across their growth lifecycle. The purchase price for the acquisition was approximately $40.0 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $15.0 million based on Finale achieving revenue-based targets over the first two years post-acquisition.

Conference Call

Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, September 03, 2025. Designated numbers are +1 289 514 5100 for North America and +1 800 717 1738 for international, using conference ID 15589.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast login is required approximately 10 minutes beforehand.

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Replays of the conference call will be available until Wednesday, September 10, 2025, by dialing +1 289 819 1325 or Toll-Free for North America using +1 888 660 6264 with Playback Passcode: 15589#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

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Descartes Investor Contact

Laurie McCauley

(519) 746-2969

investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the potential impact of geopolitical events, such as the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), and between Israel and Hamas (“Israel-Hamas Conflict”), or other potentially catastrophic events, on our business, results of operations and financial condition; our assessment of the potential impact of tariffs, sanctions and other actions by individual countries on global trade and our business; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Russia-Ukraine Conflict and Israel-Hamas Conflict not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of the impact of current and future trade barriers, including tariffs, further protectionist measures and reactive countermeasure or contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial

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markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities regulatory authorities across Canada, including Descartes' most recently filed annual and subsequent interim Management's Discussion and Analysis which are available under Descartes’ profile through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/. If any such risks actually occur, they could, among other consequences, materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

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Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed eight acquisitions since the beginning of fiscal 2025 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q2FY26, Q1FY26, Q4FY25, Q3FY25, and Q2FY25, which we believe is the most directly comparable GAAP measure.

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	Q2FY26	Q1FY26	Q4FY25	Q3FY25	Q2FY25
Net income, as reported on Consolidated Statements of Operations	38.0	36.2	37.4	36.6	34.7
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.2	0.2	0.2	0.2
Investment income	(1.5)	(1.9)	(1.9)	(2.9)	(2.7)
Income tax expense	11.5	11.7	11.4	11.9	13.6
Depreciation expense	1.5	1.5	1.5	1.4	1.4
Amortization of intangible assets	20.5	19.1	19.4	17.5	17.4
Stock-based compensation and related taxes	4.9	4.9	5.4	5.6	5.8
Other charges	5.1	3.4	1.6	1.8	0.2
Adjusted EBITDA	80.2	75.1	75.0	72.1	70.6

Revenues	179.8	168.7	167.5	168.8	163.4
Net income as % of revenues	21%	21%	22%	22%	21%
Adjusted EBITDA as % of revenues	45%	45%	45%	43%	43%

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The Descartes Systems Group Inc.

Condensed Consolidated Balance Sheets

(US dollars in thousands; US GAAP; Unaudited)

	July 31,	January 31,
	2025	2025
ASSETS
CURRENT ASSETS
Cash	240,632	236,138
Accounts receivable (net)
Trade	61,341	53,953
Other	19,103	16,931
Prepaid expenses and other	39,613	45,544
	360,689	352,566
OTHER LONG-TERM ASSETS	26,526	24,887
PROPERTY AND EQUIPMENT, NET	13,106	12,481
RIGHT-OF-USE ASSETS	7,830	7,623
DEFERRED INCOME TAXES	5,351	3,802
INTANGIBLE ASSETS, NET	349,998	321,270
GOODWILL	992,524	924,755
	1,756,024	1,647,384
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	16,127	20,650
Accrued liabilities	68,096	79,656
Lease obligations	3,337	3,178
Income taxes payable	7,463	9,313
Deferred revenue	116,870	104,230
	211,893	217,027
LEASE OBLIGATIONS	4,637	4,718
DEFERRED REVENUE	1,305	978
INCOME TAXES PAYABLE	6,129	5,531
DEFERRED INCOME TAXES	32,174	34,127
	256,138	262,381

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,933,713 at July 31, 2025 (January 31, 2025 – 85,605,969)	583,358	568,339
Additional paid-in capital	498,811	503,133
Accumulated other comprehensive loss	(20,575)	(50,497)
Retained earnings	438,292	364,028
	1,499,886	1,385,003
	1,756,024	1,647,384

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The Descartes Systems Group Inc.

Consolidated Statements of Operations

(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2025	2024	2025	2024

REVENUES	179,815	163,425	348,554	314,773
COST OF REVENUES	41,588	40,548	81,335	75,961
GROSS MARGIN	138,227	122,877	267,219	238,812
EXPENSES
Sales and marketing	20,522	19,031	39,372	36,502
Research and development	26,752	23,909	51,821	46,100
General and administrative	17,147	16,522	33,459	31,470
Other charges	5,119	150	8,568	4,068
Amortization of intangible assets	20,504	17,419	39,618	32,443
	90,044	77,031	172,838	150,583
INCOME FROM OPERATIONS	48,183	45,846	94,381	88,229
INTEREST EXPENSE	(243)	(243)	(479)	(516)
INVESTMENT INCOME	1,550	2,715	3,512	6,774
INCOME BEFORE INCOME TAXES	49,490	48,318	97,414	94,487
INCOME TAX EXPENSE
Current	5,674	11,477	17,925	23,795
Deferred	5,796	2,160	5,225	1,344
	11,470	13,637	23,150	25,139
NET INCOME	38,020	34,681	74,264	69,348
EARNINGS PER SHARE
Basic	0.44	0.41	0.87	0.81
Diluted	0.43	0.40	0.85	0.80
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,833	85,430	85,756	85,353
Diluted	87,590	87,241	87,588	87,176

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The Descartes Systems Group Inc.

Condensed Consolidated Statements of Cash Flows

(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2025	2024	2025	2024
OPERATING ACTIVITIES
Net income	38,020	34,681	74,264	69,348
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,501	1,386	2,951	2,744
Amortization of intangible assets	20,504	17,419	39,618	32,443
Stock-based compensation expense	4,453	5,508	8,819	9,277
Other non-cash operating activities	162	(55)	128	41
Deferred tax expense	5,796	2,160	5,225	1,344
Changes in operating assets and liabilities	(7,100)	(26,439)	(14,066)	(16,796)
Cash provided by operating activities	63,336	34,660	116,939	98,401
INVESTING ACTIVITIES
Additions to property and equipment	(1,240)	(1,576)	(3,102)	(3,340)
Acquisition of subsidiaries, net of cash acquired	(2,277)	(13,742)	(114,604)	(153,715)
Cash used in investing activities	(3,517)	(15,318)	(117,706)	(157,055)
FINANCING ACTIVITIES
Payment of debt issuance costs	-	-	(38)	(38)
Issuance of common shares for cash, net of issuance costs	4,808	3,283	8,366	7,514
Payment of withholding taxes on net share settlements	-	-	(6,487)	(6,745)
Payment of contingent consideration	(1,170)	(9,223)	(1,170)	(9,223)
Cash provided by (used in) financing activities	3,638	(5,940)	671	(8,492)
Effect of foreign exchange rate changes on cash	764	329	4,590	(1,153)
Increase (decrease) in cash	64,221	13,731	4,494	(68,299)
Cash, beginning of period	176,411	238,922	236,138	320,952
Cash, end of period	240,632	252,653	240,632	252,653

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